[LOGO] LION





                     REPORT FOR THE THREE MONTH PERIOD ENDED
                                  JUNE 30, 2002

                                       OF


                       LION BIOSCIENCE AKTIENGESELLSCHAFT
                               HEIDELBERG, GERMANY





I       CONSOLIDATED FINANCIAL STATEMENTS (US-GAAP) (UNAUDITED).................

           Consolidated Balance Sheets as of June 30, 2002......................
           Consolidated Statements of Operations for the three months ended June 30, 2002................................................
           Consolidated Statements of Cash Flows for the three months ended June 30, 2002................................................
           Consolidated Statements of Shareholders' Equity as of June 30, 2002..
           Notes to the Consolidated Financial Statements.......................

II MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONs

III     CONTACT.................................................................

                               LION bioscience AG

               CONSOLIDATED BALANCE SHEETS (U.S. GAAP) (unaudited)
             (in thousand euro, except for share and per-share data)

                                                                     Notes      6/30/2002     3/31/2002
                                                                      No.      ------------------------


ASSETS
Current assets


   Cash and cash equivalents .......................................   II            37,442      19,184
   Marketable securities, short-term ...............................   III 4         66,350     104,839
   Trade accounts receivable, net ..................................   II             6,541       7,835
   Inventories......................................................   II                80          80
   Prepaid expenses, short-term ....................................   III 1          1,676       2,396
   Other assets ....................................................   III 2          3,226       4,315
                                                                                   --------     -------
        Total current assets .......................................                115,315     138,649


Property, plant and equipment, net .................................   II, III 3     16,293      18,138
Other long-term investments ........................................   III 5         10,546      10,760
Goodwill, net ......................................................   III 6         58,663      58,663
Other intangible assets, net .......................................   II, III 7      6,599       8,089
Trade accounts receivable, long-term ...............................   II             4,482       3,351
Prepaid expenses, long-term ........................................   III 1            202         340
                                                                                   --------     -------
                                                                                    212,100     237,990
                                                                                   ========     =======

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
   Trade accounts payable ..........................................                  2,382       2,298
   Accrued liabilities .............................................   III 8          5,976       8,461
   Current portion of long-term debt ...............................   III 12           569         569
   Current portion of capital lease obligation .....................   III 11            85         134
   Deferred income and advance payments ............................                  2,951       4,644
   Advance payments received less costs and
        estimated income for services not yet invoiced .............   III 9            136         388
   Other current liabilities .......................................   III 10         1,129       1,745
                                                                                   --------     -------
        Total current liabilities ..................................                 13,228      18,239


Long-term debt less current portion ................................   III 12         2,560       2,560
Capital lease obligations less current portion .....................   III 11            80          85

Shareholders' equity
   Ordinary shares, each with a notional par value of(euro)1.00;
     19,870,175 shares authorized, issued, and outstanding
     as of June 30, 2002 and March 31, 2002, respectively ..........                 19,870      19,870
   Additional paid-in capital ......................................                295,379     293,937
   Accumulated other comprehensive income ..........................                 (2,565)        572
   Accumulated losses ..............................................               (116,452)    (97,273)
                                                                                   --------     -------
        Total shareholders' equity .................................                196,232     217,106
                                                                                   --------     -------
                                                                                    212,100     237,990
                                                                                   ========     =======




              The accompanying notes are an integral part of these
                  unaudited consolidated financial statements.


                               LION bioscience AG

          CONSOLIDATED STATEMENTS OF OPERATIONS (U.S. GAAP) (unaudited)
               (in thousand euro, except share and per-share data)

                                                                             Notes        3 months ended June 30,
                                                                              No.            2002          2001
                                                                                          (euro)            (euro)
Revenues:
     Drug Discovery .......................................................  II,IV1,VI4         721          1,141
     Licenses..............................................................  II,IV1,VI4       3,173          3,012
     Professional Services ................................................  II,IV1,VI4       3,171          4,383
     Maintenance and Support ..............................................  II,IV1,VI4         396            394
                                                                                         ----------     ----------

         Total revenues ...................................................                   7,461          8,930

Cost-of-sales..............................................................                   3,323          2,671

Costs and expenses
     Selling costs ........................................................                   3,389          2,778
     General and administrative costs .....................................                   4,127          3,233
     Research and development costs .......................................  II              11,592         10,094
     Other operating income and  expenses .................................                     356            182
                                                                                         ----------     ----------

Total costs and expenses (incl. cost-of-sales) ............................                  22,787         18,958

Operating results before depreciation and  amortization: ..................                 (15,326)       (10,028)

     Depreciation of property, plant and equipment and
     amortization of intangible assets ....................................  II,III3          3,145          3,040
                                                                                         ----------     ----------

Operating results: ........................................................                 (18,471)       (13,068)
     Interest income and expenses .........................................  IV2              1,100          1,893
     Results from marketable securities and other long-term investments ...  IV3             (1,700)             0

Loss before taxes: ........................................................                 (19,071)       (11,175)
     Tax expense ..........................................................                    (108)           (62)
                                                                                         ----------     ----------

Net loss for the year .....................................................                 (19,179)       (11,237)
                                                                                         ==========     ==========


Basic and diluted net loss per share ......................................  VI5              (0.97)         (0.60)
                                                                                         ==========     ==========

Average number of outstanding shares ......................................              19,870,175     18,754,000
                                                                                         ==========     ==========


              The accompanying notes are an integral part of these
                  unaudited consolidated financial statements.


                               LION bioscience AG

          CONSOLIDATED STATEMENTS OF CASH FLOWS (U.S. GAAP) (unaudited)
                               (in thousand euro)

                                                                            3 months ended June 30,
                                                                            -----------------------
                                                                               2002         2001
                                                                              (euro)       (euro)
                                                                            -----------------------

Operating activities:
Net loss ...................................................................   (19,179)   (11,237)
Adjustments to reconcile net loss and net cash used in operating activities:
    Stock options outstanding and deferred compensation ....................     1,442        810
    Depreciation of property, plant and equipment ..........................     1,619      2,171
    Loss on marketable securities ..........................................     1,700          0
    Amortization of intangible assets ......................................     1,526        869
Loss (gain) on sale of fixed assets ........................................         0        (31)
Changes in operating assets and liabilities:
    Trade accounts receivable ..............................................       163        (95)
    Inventories ............................................................         0          9
    Prepaid expenses and other current assets ..............................       472        424
    Trade accounts payable .................................................        84     (4,671)
    Accrued liabilities ....................................................    (2,486)    (1,427)
    Deferred income ........................................................      (834)      (596)
    Advanced payments received .............................................      (252)    (3,967)
    Other current liabilities ..............................................      (616)    (6,389)
      Net cash used in operating activities ................................   (16,361)   (24,130)

Investing activities:

Investments in property, plant and equipment ...............................    (1,323)    (2,067)
Proceeds from the sale of property, plant and equipment ....................         0         31
Investments in other long-term investments .................................         0     (1,796)
Investments in marketable securities .......................................    36,684    (30,889)
Investments in other assets ................................................         0       (699)
      Net cash (used in) provided from investing activities ................    35,361    (35,420)

Financing activities:

Increase (decrease) in additional paid-in capital ..........................         0        (37)
Principal payments on capital leases .......................................       (54)      (279)
      Net cash used in financing activities ................................       (54)      (316)
Increase (decrease) in cash ................................................    18,946    (59,866)
Currency adjustments .......................................................      (688)     1,226
Cash and cash equivalents at beginning of period ...........................    19,184     67,197
Cash and cash equivalents at end of period .................................    37,442      8,557


         The accompanying notes are an integral part of these unaudited consolidated financial statements.

                               LION bioscience AG

     CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (U.S. GAAP) (unaudited)
               (in thousand euro, except share and per-share data)

                                                                                                           Accumulated other
                                                                                                         comprehensive income
                                                                                                         --------------------
                                                                         Preferred   Additional          Cumulative            Total
                                                                          Shares        Paid-   Accum-   transla-  Available Share-
                                     Ordinary Shares    Preferred Shares  subscribed      In    ulated   tion ad-  for-sale holders'
                                   Shares      Amount   Shares  Amount  Shares   Amount Capital  Deficit justments securities equity
                                   ------      ------   ------  ------  ------   --------------  ------- --------- ---------- ------

Balances at March 31, 2000       1,000,000      2,556   772,300   1,975  40,000    102  30,503 (18,643)   122      0    16,615
Conversion preferred shares
  subscribed into preferred shares                       40,000     102 (40,000)  (102)                                      0
Conversion preferred shares
  into ordinary shares             812,300      2,077  (812,300) (2,077)                                                     0
Conversion of employee preferred
  shares into ordinary shares                                                            8,743                           8,743
Conversion of convertible note
  into ordinary shares              50,000        127                                                                      127
Capital increase from company
  resources                     11,205,000      8,299                                   (8,299)                              0
Ordinary shares issued against
  cash contributions             5,186,700      5,195                                  204,198                         209,393
Stock options outstanding                                                                1,732                           1,732
Ordinary shares issued against
  contribution in kind             500,000        500                                   33,409                          33,909
Valuation of securities available
  -for-sale at market prices                                                                                  (4,922)   (4,922)
Adjustment items for foreign
  currency translation                                                                                    325              325
Net loss                                                                                       (23,944)                (23,944)
Balances at March 31, 2001      18,754,000     18,754         0       0       0      0 270,286 (42,587)   447 (4,922)  241,978
 Stock options outstanding                                                                4,225                           4,225
Deferred compensation                                                                      317                             317
Valuation of securities available
  -for-sale at market prices(1)                                                                                5,018     5,018
IPO expenses                                                                              (154)                           (154)
Adjustment items for foreign
  currency translation                                                                                     29               29
Ordinary shares issued against
  contribution in kind           1,116,175      1,116                                   19,263                          20,379

Net loss                                                                                       (54,686)                (54,686)
Balances at March 31, 2002      19,870,175     19,870         0       0       0      0 293,937 (97,273)   476     96   217,106
Stock options outstanding                                                                1,253                           1,253
Deferred compensation                                                                      189                             189
Valuation of securities available
  -for-sale at market prices                                                                                    (105)     (105)
Adjustment items for foreign
  currency translation                                                                                 (3,032)          (3,032)
Net loss                                                                                       (19,179)                (19,179)
Balances at June 30, 2002       19,870,175     19,870         0       0       0      0 295,379(116,452)(2,556)    (9)  196,232




(1) In fiscal year 2002 the valuation of certain available-for-sale securites have been reclassified from other comprehensive income and have been realized in the current year's earnings.


The accompanying notes are an integral part of these unaudited consolidated financial statements


                               LION bioscience AG

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP) (UNAUDITED)
                                  JUNE 30, 2002

I.   OPERATIONS AND BASIS OF PRESENTATION

     LION bioscience AG ("LION" or "the Company") was incorporated in Germany in March 1997. The Company offers genomics and information management solutions and develops information-management software and data integration and analysis systems. In addition, LION applies state-of-the-art high-throughput technologies and internally-produced information technology systems for drug research and development.



II.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The accompanying unaudited consolidated financial statements include the financial statements of LION bioscience AG and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated in the consolidation. The fiscal year of the companies in the group ends on March 31.


USE OF ESTIMATES

     The preparation of consolidated financial statements requires the board to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses in the financial statements and disclosures of commitments and contingencies. Actual results can differ from those estimates.


REVENUE RECOGNITION

     The Company's revenue consists of fees from licensing its software products (LSI(TM)), fees earned from collaboration agreemenTS from our professional services organization, fees earned from products from our drug discovery activities and fees for maintenance and support.

As a rule, the Company's LSI(TM) software is licensed under non-cancellable licensing agreements, which typically grant the customer tHE right to use the software for periods of one to three years. According to the Company policy payments resulting from these contracts are paid in advance every year throughout the term of the contract. The Company also sells its software under perpetual licensing agreements. License agreements are generally extended automatically unless terminated by either party. Revenue from the sale of software under these licenses is recognized when evidence of an agreement exists, delivery has been made, the fee is fixed or determinable, collection of the fee is probable, and the customer has accepted delivery.

The Company's license agreements generally include the provision of telephone customer support and may also include basic training and consultation services. These services have no impact on the functionality of our software. For services of the Company conducted over a period of one year or longer separate contracts for maintenance and support are created. The revenues from these contracts are recognized on a straight-line basis over the term of the contract and reported separately as revenues from maintenance and support. The Company guarantees its software for the term of the license period. The Company has received no warranty claims to date and, accordingly, has not built up a reserve for warranty costs.

     Revenue from collaboration agreements from our professional services organization is recognized in accordance with the terms of the respective agreement. Some of the research and development collaboration agreements involve milestones. Revenues from the attainment of milestone events are recognized when the Company and its customers agree that the scientific results or the milestones defined in the agreement have been achieved. As a general rule revenue from other contracts is recognized on a straight-line basis over the term of the contract, which generally represents the pattern of costs incurred by the Company. Signing fees and other advance payments are allocated pro rata to the milestones specified and recognized when they are achieved, or allocated on a straight-line basis over the term of the contract.

In the preceeding fiscal years the Company realized revenues from a long term collaboration agreement according to the percentage of completion method with estimates on the basis of total incurred costs in relation to total expected costs. As of January 1, 2002, a contract change became effective, so that payments become due with the achievement of the milestones fixed in the contract. Revenues are realized only when the milestone is reached. Accrued costs are treated as expenditures of the period.

     The portion of revenue with respect to this professional services collaboration agreements that has been received but not yet recognized is shown as deferred income. As of June 30, 2002 this revenue amounted to (euro) 135,800 (March 31, 2002: (euro) 388,000).

Revenue from our drug discovery activities consits of fees for products of our Company, e..g. clone collections, and is recognized when evidence of an agreement exists, delivery has been made, the fee is fixed or determinable, collection of the fee is probable, and the customer has accepted delivery.


GOVERNMENT GRANTS

     Government grants to defray the costs of research and development are offset on receipt against pertinent expenses. The total amount offset in the first three months ended June 30, 2002 was (euro) 341,500, as compared to (euro) 306,000 in the first three monTHS ENDed June 30, 2001.


RESEARCH AND DEVELOPMENT COSTS

     Research and development costs are expensed as incurred. Research and development costs in the first three months ended June 30, 2002 (excluding depreciation and government grants) totaled (euro) 11,933,200, as compared to
(euro) 10,399,700 in the first three monTHS ENDed June 30, 2001.


SOFTWARE DEVELOPMENT

     The Company capitalizes software development costs incurred subsequent to the establishment of technological feasibility. Under the Company's product development process, technological feasibility is established on completion of a working model. Once technological feasibility has been established, the costs involved are capitalized until the software has been marketed and is offered for sale. Software development costs are amortized on a product-by-product basis, using whichever is the greater of (a) the ratio of current gross revenue for a product to the total of current revenue and anticipated gross revenue for that product, or (b) the straight-line method over a maximum of three years. The Company capitalized no software development costs in the first three months of fiscal year 2003 and 2002. Amortization expense was (euro) 110,700 and (euro) 191,100 in the first three months ended June 30, 2002 and June 30, 2001, respectively. Residual book values as of June 30, 2002 and 2001 were (euro) 474,600 and (euro) 997,700, respectively.


STOCK-BASED COMPENSATION

     The Company accounts for its stock options under the fair-value method according SFAS No. 123. Accordingly, compensation expense is recorded over the period until vesting based on the fair value of the option on the date of grant. This expense estimate may not be representative of the actual costs in future reporting periods.


MARKETABLE SECURITIES

     The Company is exposed to exchange risks with respect to its cash equivalents and securities available for sale. The Company invests its excess liquidity in money market funds, mortgage bonds, corporate debt securities, and commercial paper, with the objective to assure both the liquidity and security of the capital invested. Its investments are restricted to securities of issuers with high credit ratings. Through fiscal year 2002 part of the securities were classified as "held to maturity" and carried at costs unless a decline in fair market value was considered other-than-temporary in which case would be written down to fair market value. Since the beginning of fiscal year 2003 all of the securities held are classified as "available for sale," and are thus adjusted to their fair market value. All securities are classified as current assets.

OTHER LONG-TERM INVESTMENTS

Other long-term investments are generally carried at the lower of cost or fair market value.

CONCENTRATION OF CREDIT RISKS

     The Company's accounts receivable are unsecured and thus the Company is at risk to the extent such amounts become uncollectible.

     In the first three months ended June 30, 2002 and 2001, revenues with Bayer AG constituted 27 % and 53 %, respectively, of the Company's total revenues. The outstanding accounts receivables against Bayer AG at June 30, 2002 amounted to
(euro) 180,000 (March 31, 2002: (euro) 222,000)


CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of short-term, highly liquid cash investments with original maturities of less than three months from the date of acquisition.


FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, short-term loans, and accrued liabilities approximate their fair value due to the short maturities of these instruments.

     The carrying amount of long-term debt and capital lease obligations approximates their fair value, based on the market price for similar borrowings. The same applies to other financial assets.


TRADE ACCOUNTS RECEIVABLE

     The reported trade accounts receivable as of June 30, 2002 are reduced by an allowance for doubtful accounts amounting to (euro) 200,000 (March 31, 2002:
(euro) 457,000).


INVENTORIES

     Inventories are valued at a fixed value. They pertain to raw materials and supplies used in research and development.


PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are recorded at acquisition cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful life of the assets as follows:

     Laboratory equipment................................  5 to 10 years
     Computer software...................................        3 years
     Furniture and office equipment......................  5 to 10 years

     Leasehold improvements and equipment under capital lease are depreciated over their useful lives or the term of the lease, which ever is shorter.

INTANGIBLE ASSETS

     Intangible assets are reported at acquisition cost less accumulated amortization. The amortization is computed on a straight-line basis over the estimated useful life of the assets as follows:


     Software and technology and acquired customer relationship...   2 years
     Software licenses............................................   3 years
     Commercial rights and patents................................   4 years


IMPAIRMENT OF LONG-LIVED AND INTANGIBLE ASSETS

     Long-lived and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. In the event that facts and circumstances indicate an impairment, the carrying amount of the asset is compared with the estimated undiscounted future cash flow to determine whether a write-down to the lower fair value must be recorded. The fair value is calculated based on the discounted cash flows expected to be received over the estimated useful life of the assets.


CURRENCY TRANSLATION

      The financial statements of the Company's subsidiaries are prepared in their functional currencies, i.e. their local currencies. Balance sheet accounts are translated to the reporting currency (the euro) at the exchange rates in effect at the end of the fiscal year, except for shareholders' equity, which is translated at the rates in effect when the underlying transactions were originally recorded. Revenue and expense accounts are translated at a weighted average of exchange rates during the fiscal year. Differences resulting from translation are shown in a separate component of shareholders' equity (cumulative translation adjustments) and resulted to (euro) 3,032,400 as of June 30, 2002.

      In the first three months ended June 30,  2002,  exchange  rate gains were
(euro) 403,300, as compared to (euro) 302,800 in the first THRee months ended June 30, 2001.


TAXES OF INCOME AND EARNINGS

     The Company accounts for income taxes under the asset and liability method (balance sheet method) and, accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and net operating losses and tax credit carryforwards. Deferred tax assets and liabilities are determined on the basis of the tax rates applicable to taxable profits in the year in which the differences are expected to be recovered or settled. The effect of changes in the tax rates on deferred tax assets and liabilities is recognized in the period in which the amended tax rates are passed.


BASIC AND DILUTED NET LOSS PER ORDINARY SHARE

     The basic loss per share is calculated based on the weighted number of common shares outstanding, including common-share equivalents. Common-share equivalents resulting from stock-based compensation are excluded from the calculation, as their effect is anti-dilutive.


RECLASSIFICATIONS

Several values of the previous years' balance sheet, statements of operations and statements of cash flows have been reclassified to achieve a comparability with this period's statements.

NEW ACCOUNTING REGULATIONS

In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143 "Accounting for Asset Retirement Obligations." This Statement deals with the accounting and reporting duties with regard to obligations and related expenses that arise in connection with the disposal or retirement of long-lived tangible assets. SFAS No. 143 requires a company to set up an accrual for the fair value of the obligation in the period in which it accepts a legal obligation associated with the disposal or retirement of a long-lived tangible asset. The Statement further requires that the carrying amount of the tangible asset be increased by the expenses accrued as liabilities. The increase in the carrying amount of the tangible asset is then regularly depreciated over the remaining term. In valuing the accrued liability, the effects of accrued interest and changes in estimated future cash flow must be taken into account in every period. SFAS No. 143 must be applied in all fiscal years commencing after June 15, 2002, but may be applied earlier. The Company does not believe the application of this statement will have any material effect on its net assets, financial position, or results of operations.

In October 2001, FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," which deals with the accounting for and reporting of impairment and disposal of long-lived assets. SFAS No. 144 replaces both SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effect of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occuring Events and Transactions." However, SFAS No. 144 retains many of the basic provisions of SFAS No. 121. Similarly, SFAS No. 144 adopts the obligation of Opinion No. 30 that discontinued operations must be reported separately. The scope of the reporting obligation is expanded to include components of an entity that are disposed of by sale, retirement, demerger or spin off or that are held for sale. SFAS No. 144 must be applied in fiscal years commencing after December 15, 2001, but may be applied earlier. The Company applied SFAS No. 144 starting April 1, 2002. The adoption had no impact on its financial position, results of operations or cash-flows.

III.   ADDITIONAL BALANCE SHEET INFORMATION


1.   PREPAID EXPENSES, DEFERRED ITEMS

                                                       6/30/2002       3/31/2002
                                                       ---------       ---------
                                                           (IN THOUSAND EURO)
CURRENT DEFERRED ITEMS :


License expense Metalayer, short-term portion.......      405             461
Other...............................................    1,271           1,935
                                                        -----           -----
                                                        1,676           2,396
                                                        =====           =====

LONG-TERM DEFERRED ITEMS:

License expense Metalayer, less short term portion..      202             340
                                                          ===             ===



2.   OTHER ASSETS

                                                    6/30/2002       3/31/2002
                                                    ---------       ---------
                                                        (IN THOUSAND EURO)

Accrued interest....................................      868           1,904
Creditable capital gains tax........................    1,136           1,069
Sales tax (VAT) receivable..........................      563              14
Other...............................................      659           1,328
                                                          ---           -----
                                                        3,226           4,315
                                                        =====           =====



3.   PROPERTY, PLANT AND EQUIPMENT

                                                      6/30/2002       3/31/2002
                                                      ---------       ---------
                                                         (IN THOUSAND EURO)

Laboratory equipment................................    4,964           5,377
Laboratory equipment (capital lease)................      123             159
Computer software...................................    1,654           1,652
Computer hardware (capital lease)...................       29              42
Furniture and office equipment......................    5,945           7,063
Leasehold improvements..............................    3,398           3,637
Construction in progress............................      180             208
                                                       ------          ------
                                                       16,293          18,138
                                                       ======          ======

      The net book values as of June 30, 2002 includes accumulated depreciation of (euro) 2,722,600 (March 31, 2002: (euro) 2,748,100) reLATIng to property, plant and equipment under capital lease.

      Depreciation of property, plant and equipment totaled (euro) 1,619,300 in the first three months ended June30, 2002, as compared to (EURo) 2,171,600 in first three months ended June 30, 2001.

4.   MARKETABLE SECURITIES

                                                      6/30/2002       3/31/2002
                                                      ---------       ---------
                                                           (IN THOUSAND(EURO))


Equity securities...................................   28,476          54,479
Debt securities.....................................   37,874          50,360
                                                       ------          ------
                                                       66,350         104,839
                                                       ======         =======

The following table shows the Company's investments in securities available for sale (in thousands):

                                              6/30/2002
                     -----------------------------------------------------------
                      Acquisition       Market or       Unrealized    Unrealized
                         costs          fair value         gains         losses
                     -----------------------------------------------------------
Equity securities          28,743           28,476               0           267
Debt securities            37,616           37,874             258             0
                     -----------------------------------------------------------
                           66,359           66,350             258           267
                     ===========================================================


                                              3/31/2002
                     -----------------------------------------------------------
                      Acquisition       Market or       Unrealized    Unrealized
                         costs          fair value         gains         losses
                     -----------------------------------------------------------
Equity securities         54,383           54,479              96             0
Debt securities           50,360           50,233               0           127
                     -----------------------------------------------------------
                         104,743          104,712              96           127
                     ===========================================================


The debt securities at June 30, 2002 have following maturities:

                                            Acquisition       Market or
                                               costs          fair value
                                         -----------------------------------
      Within 1 year                                  8,602            8,629
      After 1 year through 5 years                  10,069           10,126
      After 5 years through 10 years                 1,900            1,900
      After 10 years                                17,045           17,219
                                         -----------------------------------
                                                    37,616           37,874
                                         ===================================


The company has reclassified all of their securities previously classified as "held-to-maturity" to the category "available-for-sale" and reported all of their securities as short-term securities available-for-sale at June 30, 2002. Therefore all securities have been valued at their fair market value and all unrealized gains and losses have been reported in other comprehensive income. The net carrying amount of the transfered securities amounted to (euro) 37,616 thousands, the related unrealized gain recorded in other comprehensive income amounted to (euro) 258 thousand.

The proceeds from sales of available-for-sale securities totaled (euro) 36,010 thousands in the three months ended June 30, 2002. ThE realized losses in the three months ended June 30, 2002 related to the sales of these securities amounted to (euro) 1,700 thousands.

In January 2000, the Company entered into a stock purchase agreement with Paradigm Genetics, Inc. ("Paradigm"), a U.S. whereby it acquired 400,000 Series C preferred shares in Paradigm for a total purchase price of $2 million. At the time of corporation, Paradigm's initial public offering on May 10, 2000, the preferred shares were automatically converted to common shares at a 1:1 ratio.

At the end of fiscal year 2002 the Company has reviewed the value of the Paradigm stock and concluded that the reduction in value was permanent. Therefore, the Company wrote off the investment to the lower market price of

$ 1.62 per share as of March 31, 2002. At June 30, 2002, the stock had a fair market value of $ 1.39 per share, which was recorded in other comprehensive income.



5.   OTHER LONG-TERM INVESTMENTS
                                              6/30/2002       3/31/2002
                                              ---------       ---------
                                                 (in thousand euro)

GeneProt Inc......................               8,509           8,509
ChemNavigator.comInc..............               1,488           1,702
BioSolveIT GmbH...................                 549             549
                                                 -----           -----
                                                10,546          10,760
                                                ======          ======


      In June 2001, the Company participated in founding BioSolveIT GmbH, Sankt Augustin, by acquiring a 15% interest at a price of (euro) 548,800, including incidental acquisition costs. For accounting purposes, the investment was reported at the lower of cost or market. LION intends to hold the shares in BioSolveIT GmbH as a long-term investment.

      In March 2002, the Company entered into a stock purchase agreement with GeneProt, Inc. ("GeneProt"), a U.S. corporation, whereby it acquired 681,818 Series B preferred shares for $7.5 million. For accounting purposes, the investment was reported at the lower of cost or market. The Company intends to hold these shares as a long-term investment.



6.   GOODWILL

                                                      6/30/2002       3/31/2002
                                                      ---------       ---------
                                                         ( IN THOUSAND EURO)

Trega biosciences/NaviCyte operations..........         38,995          38,995
NetGenics operations...........................         19,668          19,668
                                                        ------          ------
                                                        58,663          58,663
Less accumulated amortization..................              0               0
                                                        ------          ------
                                                        58,663          58,663
                                                        ======          ======


Since April 1, 2001, the Company has applied the new accounting rule SFAS No. 142 (Goodwill and Other Intangible Assets), which the Financial Accounting Standard Board adopted in July 2001, to the accounting treatment of purchases of companies, particularly the treatment of goodwill. According to SFAS No. 142, acquired goodwill is no longer subject to scheduled amortization. Rather, the Company must conduct an annual impairment test. The Company performed this test in the first quarter of fiscal year 2003 resulting to a potential impairment of the goodwill. According to SFAS No. 115 the company has to determine whether the decline in fair value is other-than-temporary. The SEC staff has indicated that a decline in the value of an asset for a period longer than six months would be indicative of a permanent or other-than-temporary decline in the value of that asset. During that period the company will not amortize its reported goodwill. In case these impairment indicators will not change within the three months following the end of the first quarter of FY 2003, the company expects to write-down the goodwill, presumably at the end of the second quarter of fiscal year 2003.

Amortization of goodwill in the first three months ended June 30, 2002 and June 30, 2001 totaled (euro) 0.

7.   OTHER INTANGIBLE ASSETS

                                          ESTIMATED        6/30/2002   3/31/2002
                                          ---------        ---------   ---------
                                          USEFUL LIFE
                                          -----------
                                                             (IN THOUSAND EURO)

Licenses                                     4 years           1,272       1,562
Software and technology..............        2 years           3,638       4,481
Customer relationships...............        2 years             890       1,090
Internally developed software........        3 years             475         585
Clone collections....................        3 years             324         371
                                                               -----       -----
                                                               6,599       8,089
                                                               =====       =====

In the first three months ended June 30, 2002 no development costs were capitalized, as compared to (euro) 0 in the first three monthS ended June 30, 2001. In the first three months ended June 30, 2002, amortization of the capitalized development costs amounted to (euro) 0 as compared to (euro) 45,400 in the first three months ended June 30, 2001.

Amortization of other intangible assets amounted to (euro) 1,526,000 in the first three months ended June 30, 2002, as compared to (EURo) 868,400 in the first three months ended June 30, 2001.

Amortization of other intangible assets will be allocated as follows:

         (in thousand euro)
2003:             3,905
2004:             2,421
2005:               273
2006:                 -
2007:                 -
-----------------------
Total:            6,599
=======================



8.   ACCRUED LIABILITIES
                                                        6/30/2002      3/31/2002
                                                        ---------      ---------
                                                           (IN THOUSAND EURO)

Outstanding invoices............................           1,342           3,460
Vacation accrual................................           1,930           1,881
Consulting services.............................             387             738
Supervisory board...............................             135             108
Audit of annual accounts and general
  shareholders' meeting.........................             886             850
Supplementary grants............................             265             450
Other...........................................           1,031             974
                                                           -----           -----
                                                           5,976           8,461
                                                           =====           =====

9. ADVANCE PAYMENT RECEIVED LESS COSTS AND ESTIMATED REVENUE FOR SERVICES NOT YET INVOICED

This item relates to the contract with Bayer AG regarding cheminformatics:


                                                       6/30/2002       3/31/2002
                                                       ---------       ---------
                                                          (IN THOUSAND EURO)

Advance payment received..........................       543             621
Costs and estimated revenue for services not yet        (407)           (233)
                                                        -----           -----
  invoiced........................................       136             388
                                                        =====           =====


10.   OTHER CURRENT LIABILITIES

                                                   6/30/2002       3/31/2002
                                                   ---------       ---------
                                                      (IN THOUSAND EURO)

Payroll-related taxes and social security
  contributions...............................        784             991
Payroll liabilities...........................         37              20
Other.........................................        308             734
                                                      ---             ---
                                                    1,129           1,745
                                                    =====           =====


11.   CAPITAL LEASE

     The Company has entered into leases for laboratory equipment and IT hardware that are treated as capital leases. Future minimum lease payments under capital lease obligations as of June 30, 2002 are:

                                                              (IN THOUSAND EURO)
2003.....................................................               86
2004.....................................................               24
2005.....................................................               16
2006.....................................................               16
2007.....................................................               16
Thereafter...............................................               26
                                                                        --
Total minimum lease payments.............................              184
Less: amounts representing imputed interest..............              (19)
                                                                       ----
Present value of minimum lease payments..................              165
.....................................
Less: current portion....................................              (85)
                                                                       ----
Non-current portion of capital lease obligations.........               80
                                                                        ==

12.   LONG-TERM DEBT

     In December 1998, the Company entered into a loan agreement with Bayerische Hypo- und Vereinsbank to finance its research and development activities, under which it was entitled to take up amounts up to (euro) 4.6 million until September 30, 2007. As of March 31, 2000, the Company had made full use of this loan agreement. The loan amount is repayable in 16 equal, semi-annual installments, beginning on March 31, 2000. Interest is payable quarterly at a rate of 4.75% per annum. In connection with this loan, the Company granted the lender a security interest in its property, plant and equipment, accounts receivable, and officers' life insurance policies.

                                                        6/30/2002     3/31/2002
                                                        ---------     ---------
                                                           (IN THOUSAND EURO)

Loans, long-term .................                        3,129         3,129
Short-term portion................                         (569)         (569)
                                                          -----         -----
Total long-term debt..............                        2,560         2,560
                                                          =====         =====

         As of June 30, 2002, principal payments on long-term debt for the next five years and thereafter are as follows:

                                                          (IN THOUSAND EURO)
           2003.........................................................569
           2004.........................................................569
           2005.........................................................569
           2006.........................................................569
           2007.........................................................284
                                                                       ----
           Thereafter.................................................3,129
                                                                     ======



13.      SHAREHOLDERS' EQUITY


CAPITAL INCREASES AGAINST NON-CASH CAPITAL CONTRIBUTIONS

       By agreement dated December 27, 2000 ("Merger Agreement"), LION and Trega agreed that LION would acquire 100% of the shares of Trega in exchange for LION stock, represented by LION American Depository Shares. This agreement was based on an assessment of Trega's value at approximately $34 million, subject to certain adjustments when the transaction was executed (which are described in detail in the agreement). The final exchange ratio was determined by a series of factors, including changes in the market value of LION shares. After the transaction was completed, Trega became a wholly owned subsidiary of LION.

      LION's supervisory board approved the agreement at its meeting on December 21, 2000.

      Execution of the transaction was dependent on the fulfillment of certain conditions, including approval by Trega's shareholders' meeting. The agreement was approved at a separate shareholders' meeting held on March 12, 2001 Thereafter, the LION management board adopted a resolution on March 13, 2001 (ratified by the supervisory board on March 13 and 14) issuing 500,000 shares from authorized capital.

      (euro) 1,116,175 of the Company's authorized capital was used in connection with the acquisition of NetGenics. Based on the authorization granted to the management board by ss. 4 (4) of the bylaws of June 28, 2000, the management board increased the Company's capital stock by (euro) 1,116,175 to
(euro) 19,870,175 (with the approval of the supervisory board). The capital increase was entered in the commercial register on March 4, 2002.

EMPLOYEE SHARES

         During the acquisition of Trega Biosciences Inc., Trega's employees were issued shares of LION in exchange for their Trega stock options. The difference between the purchase price and the fair value of the shares are recorded pro rata as a compensation expense over the two-year waiting period. In first three months ended June 30, 2002, approximately (euro) 189,200 was recorded as a compensation expense as compared to (euro) 0 in the first three months ended June 30, 2001.


STOCK OPTION PLANS

2000 STOCK OPTION PLAN

         Under a stock option plan adopted by the Company on March 13, 2000 (the "2000 Option Plan"), and amended by resolutions of the general shareholders' meetings on May 15, 2000 and June 28, 2000, the Company's management board is authorized to grant non-transferable options to acquire the Company's shares to employees (up to 757,050) and members of the management board (up to 184,800) on or before December 31, 2004. In addition, members of the management boards and employees of LION subsidiaries may be granted options on up to 82,250 and 214,900 of the Company's shares, respectively.

         All permanent employees of LION AG and its subsidiaries are entitled to take part in the stock option program. In addition to imposing a lock-in period of several years, the program contains defined performance targets to be achieved before options can be exercised. The program is designed to retain individual employees to the Company over the long term and to increase employees' identification with the Company and its objectives. The Company granted a total of 1,043,425 stock options to all employees in four tranches by June 30, 2002.

         The Company may grant a maximum of 1,239,000 stock options under the "2000 Option Plan". Options granted may not be exercised unless the market value of the Company's shares exceeds the issue price of the options by at least 40%. Holders of the options may exercise them at least two years and no more than eight years after the issue date. Holders may exercise up to 33% of their options after two years, up to 66% in the third year, and all of them in the fourth year after acquisition. However, the option holders may not exercise them during the following blocking periods:
a) 10 stock-exchange working days before the publiation of figures for the first, second, and third quarters of any fiscal year;
b) between the end of a fiscal year and the conclusion of the regular general shareholders' meeting,
c) 10 stock-exchange working days before extraordinary general shareholders' meetings of LION bioscience AG.

In this respect, a non-cash compensation expense of (euro) 915,300 was recorded in the first three months ended June 30, 2002 compared to (euro) 810,000 in the first three months ended June 30, 2001.

         In accordance with FASB No. 123, the fair value of options is determined on the basis of the Black Scholes method. The following factors are relevant at the time the options are granted:


                                                  Tranche 1         Tranche 2          Tranche 3        Tranche 4
                                               ----------------------------------------------------------------------
Risk-free interest rate                                   5.50%              5.50%             5.50%           4.00%
Anticipated dividend distribution                             0                  0                 0               0
Anticipated volatility                                    0.01%             75.00%            75.00%          75.00%
Anticipated option term                                 3 years            3 years           3 years         3 years
Maximum residual term                                6,00 years         6,50 years        6,75 years      7,50 years
Anticipated weighted average market
price per option                                       (euro) 6          (euro) 41         (euro) 14       (euro) 10
Exercise price                                     (euro) 40.46       (euro) 78.29      (euro) 30.61    (euro) 19.72


Changes in stock options until June 30, 2002 were as follows:


                                                                     Average         Stock options
                                                Stock options     exercise price   yet to be issued
                                                    Number         (euro)               Number
                                               ------------------------------------------------------
In existence on April 1, 2000                                 0                            1,239,000
Granted 1. tranche                                    1,113,000                 40
Granted 2. tranche                                       96,375                 78
Granted 3. tranche                                       63,000                 31
Exercised                                                     0
Expired                                                  55,125
Lapsed                                                        0
In existence on March 31, 2001                        1,217,250                               21,750
                                               =================                   ==================
Exercisable on March 31, 2001                                 0
                                               =================
In existence on April 1, 2001                         1,217,250                 40            21,750
Granted 4. tranche                                       38,600                 20
Exercised                                                     0
Expired                                                 174,950
Lapsed                                                        0
                                               ------------------------------------------------------
In existence on March 31, 2002                        1,080,900                 37           158,100
                                               =================                   ==================
Exercisable on March 31, 2002                                 0
                                               =================
In existence on April 1, 2002                         1,080,900                 37           158,100
Exercised                                                     0
Expired                                                  37,475
Lapsed                                                        0
                                               ------------------------------------------------------
In existence on June 30, 2002                         1,043,425                 37           195,575
                                               =================                   ==================
Exercisable on June 30, 2002                                  0
                                               =================



2001 STOCK OPTION PLAN

      Under an additional stock option plan ("2001 Option Plan"), which was approved by a resolution of the general shareholders' meeting dated July 18, 2001, the Company's management board is authorized to grant up to 636,400 non-transferable options for acquiring the Company's shares to employees and members of the management board and employees and members of the management boards of LION subsidiaries on or before December 31, 2005. Up to 17% of all options may be granted to members of the Company's management board, up to 5% to the members of the management boards of LION subsidiaries, and up to 78% to employees of the Company and its subsidiaries.

      The options have a term of five years from the date of issue. The options must be exercised within this period. Options may not be exercised until the waiting period has expired. For 50% of the options in a tranche granted to an eligible employee, the waiting period is two years from the issue date. For the other 50%, the waiting period is three years from the issue date. At the time of issue, participants in an option plan must be in good standing with the Company or a LION subsidiary.

      The exercise price for a new share of LION bioscience AG is the reference price of the Company's shares when the option was granted plus a premium of at least 20% as a performance goal.

      The reference price for LION bioscience AG shares at the time the options are granted is determined based on the arithmetic mean of the market prices for the Company's shares in the final XETRA auctions on the Frankfurt Stock Exchange (or a comparable successor system) on the last 20 trading days before the issue date.

      By June 30, 2002, the Company had issued 569,050 stock options in one tranche to all employees under the"2001 Option Plan".

         In connection with the 2001 stock options plan a non-cash compensation expense of (euro) 337,100 was recorded in the first three months ended June 30, 2002 as compared to (euro) 0 in the first three months ended June 30, 2001.

         In accordance with FASB No. 123, the fair value of options is determined on the basis of the Black Scholes method. The following factors were relevant at the time the options were granted:

                                                  Tranche 1
                                               -----------------
Risk-free interest rate                                   4.00%
Anticipated dividend distribution                             0
Anticipated volatility                                   75.00%
Anticipated option term                               2,5 years
Maximum residual term                                4,50 years
Anticipated weighted average market
price per option                                       (euro) 8
Exercise price                                        (euro) 28

Changes in stock options until June 30, 2002 were as follows:



                                                                      Average         Stock options
                                                Stock options     exercise price    yet to be issued
                                                    Number          (euro)               Number
                                               -------------------------------------------------------
In existence on April 1, 2001                                 0                               636,400
Granted                                                 593,300                  28
Exercised                                                     0
Expired                                                       0
Lapsed                                                        0
                                               -------------------------------------------------------
In existence on March 31, 2002                          593,300                  28            43,100
Exercisable on March 31, 2002                                 0
In existence on April 1, 2002                           593,300                  28            43,100
Granted                                                       0
Exercised                                                     0
Expired                                                  24,250
Lapsed                                                        0
                                               -------------------------------------------------------
In existence on June 30, 2002                           569,050                  28            67,350
Exercisable on June 30, 2002                                  0



There are no stock option plans that have not been approved by the general shareholders' meeting.

IV.   NOTES TO THE STATEMENTS OF OPERATIONS

1. REVENUES

Since the beginning of fiscal year 2003 we report our revenues in a new structure. The following table shows a reconciliation from the old to our new structure of revenues in our consolidated statments of operations.

Three months ended June 30, 2002

                               old structure:
                               --------------
new structure:                            R&D      Licenses
--------------
Drug Discovery..............              721                         721
Licenses....................                          3,173         3,173
Professional Services.......            1,626         1,545         3,171
Maintenance und Support.....                            396           396
                               --------------- ------------- -------------
                                        2,347         5,114         7,461
                               =============== ============= =============

Three months ended June 30, 2001

                               old structure:
                               --------------
new structure:                            R&D      Licenses
--------------
Drug Discovery..............            1,141                        1,141
Licenses....................                           3,012         3,012
Professional Services.......            4,323             60         4,383
Maintenance und Support.....                             394           394
                               --------------- ------------- -------------
                                        5,464          3,466         8,930
                               =============== ============= =============


For additional information, see MD&A, section Revenues.


2. INTEREST RESULT

                                                     THREE MONTHS ENDED JUNE 30,
                                                     ---------------------------
                                                      2002                2001
                                                         (IN THOUSAND EURO)

   Interest income..................................    1,141           1,952
   Interest expense.................................      (41)            (59)
                                                         ----           ------
   Interes result...................................    1,100           1,893
                                                        =====           =====



3. RESULT FROM MARKETABLE SECURITIES AND OTHER LONG-TERM INVESTMENTS

The components of the result of marketable securities and other long-term investments are as follows:

                                                     THREE MONTHS ENDED JUNE 30,
                                                     ---------------------------
                                                      2002                2001
                                                         (IN THOUSAND EURO)

   Impairment of Investment funds...................   (1,700)              0
                                                      -------               -
   Result from marketable securities / other
     long-term investments..........................   (1,700)              0
                                                      =======               =

V.   NOTES TO THE STATEMENTS OF CASH FLOWS

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION


                                              Three months ended June 30,
                                              ---------------------------
                                                 2002             2001
                                                   (in thousand euro)
Cash paid during the Year
        Interest expenses                       41               59
        Income taxes                            61               62


VI.   OTHER INFORMATION


1.   COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

     The  Company  leases   offices,   laboratory   space  and  equipment  under
non-cancellable operating leases. Future minimum lease payments under these agreements as of June 30, 2002 were:

                                                       IN THOUSANDS EURO

        2003...............................................     4,127
        2004...............................................     4,721
        2005...............................................     3,777
        2006...............................................     3,268
        2007...............................................     2,989
        Thereafter.........................................     2,850
                                                               ------
        Total minimum lease payments.......................    21,732
                                                               ======


     Rental costs for the first three months ended June 30, 2002 totaled (euro) 1,259,900, as compared to (euro) 1,226,200 in the first three months ended June 30, 2001. The sublease rental income amounted to (euro) 14,700 in the first three months ended June 30, 2002, as compared to (euro) 73,000 in the first three months ended June 30, 2001.


LITIGATION

     From time to time the Company has been involved in litigations arising from its business activities. The Company is not aware of any such action that would have a material adverse effect on its earnings, liquidity, or financial position.


2.   COLLABORATION AGREEMENTS

     On June 18, 1999, the Company entered into a basic agreement with Bayer AG ("Bayer"), under which it was to develop and launch an innovative bio-IT solution for Bayer. The agreement also governs collaboration in research and development between the two companies over the next five years.

     The basic agreement required the Company to establish LION bioscience Research Inc. ( "LBRI"), based in Cambridge, Massachusetts, as a wholly-owned U.S. subsidiary of LION and one of the vehicles through which LION would perform the basic agreement. LION is also obligated to provide LBRI with adequate numbers of scientific experts and engineers from its existing staff. LBRI will operate on the basis of a five-year plan and annual budgets and will conduct research activities in accordance with a research and development plan.

     Under the basic agreement, all rights and claims to the technology developed by LBRI are the property of LION. At the same time, LION grants Bayer a license to use this information technology exclusively for internal purposes. LION may not market or distribute any of these information technologies within one year of their becoming functional. The parties have also agreed that all rights and claims to targets and genetic markers found by LBRI belong to Bayer.

     As consideration for the services of LION under this basic agreement, Bayer is obligated to pay LION a sum equal to the LBRI operating costs pursuant to the annual budget, subject to a maximum budget increase of up to 10%. The total sums due over the term of the agreement may not exceed $26.8 million. LBRI's operating costs are payable to LION by Bayer in advance at the beginning of July and January of each calendar year on the basis of the approved budget for the pertinent half year. Since LBRI incurs these costs, the Company recognizes the sums paid by Bayer as revenue. Advance payments received from Bayer that have not yet been reported as revenue, are shown as prepaid expenses. Bayer also pays LION a fixed annual fee of (euro) 1,283,000. This fixed annual fee is also reported as revenue. In addition, Bayer pays license fees with respect to drugs and diagnostic products developed and marketed by Bayer on the basis of targets or genetic markers found by LBRI or LION or with the assistance of IT solutions supplied by LION or LBRI. In the first three months ended June 30, 2002 and June 30, 2001, the Company reported revenues of (euro) 1,747,000 and (euro) 2,109,000, respectively, under this agreement.

     The basic agreement grants Bayer an option to acquire all the shares in LBRI from LION at a price equal to the capital paid in by LION ($1.0 million). For two years after any acquisition of the shares by Bayer, LION has a right of first refusal with regard to the commercial exploitation of new IT software developed by LBRI, in the event this software is in competition with LION's activities and Bayer has decided to market the software commercially.

     Under the terms of the contract, Bayer is entitled to terminate the agreement at the end of the second year. Thereafter, the agreement can be terminated by either party, on an annual basis, on the grounds of non-performance.

      On October 13, 2000, the Company entered into a research and development agreement ("Development Agreement") with Bayer AG, Leverkusen. The objective of the development agreement is to improve and speed up Bayer's pre-clinical research process, to integrate chemical data and to develop customer-specific software for the analysis of high-throughput screening and structural activity data, in order to arrive at lead compunds faster and reduce the failure rate in the subsequent research process. On December 11, 2001 ( "First Amendment"), and March 29, 2002 ("Second Amendment) a change to the contract effective January 1, 2002 established a new schedule for reaching five milestones and extended the contract until January 1, 2004. The achievement of the agreed-upon milestones triggers the acceptance test by Bayer. Payments within the scope of the subpayments are dependent on Bayer's acceptance of the predetermined milestones.

         Effective June 25, 2002, the contract was changed again ("Third Amendment"). The parties agreed to postpone the milestone due in the first quarter to the third quarter of fiscal year 2003. At the same time the term of the development agreement was extended until July 1, 2004.

     The Company reported revenues in the first three months ended June 30, 2002 and June 30, 2001 of (euro) 221,000 and (euro) 2,605,000, respectively, under this collaboration agreement.



3.   RELATED PARTY TRANSACTIONS

         The Company has entered into several research and development agreements with Bayer, which is a shareholder of the Company. It also has contractual relationships with EMBL and DKFZ, which are also shareholders of the Company. None of these shareholders have a material influence on the company.

4.   BUSINESS SEGMENTS AND FOREIGN BUSINESS ACTIVITIES

     Due to the acquisition of Trega Biosciences Inc. on March 31, 2001 and the associated changes in management structure, the Group is currently managed as one segment for purposes of segment reporting requirements.

Included in the consolidated financial statements are the following amounts relating to geographical locations:


                                                                 4/1/ - 6/30/
                                                              2002         2001
                                                              (IN THOUSAND EURO)
REVENUES (1)
   Germany.................................................    623        2,955
   United States...........................................  5,139        4,235
   Other...................................................  1,699        1,740
                                                           -------      -------
   Group...................................................  7,461        8,930
                                                           =======      =======


OPERATING RESULTS BEFORE DEPRECIATION AND AMORTIZATION
   Germany................................................. (6,036)      (3,972)
   United States........................................... (7,946)      (5,116)
   Other................................................... (1,344)        (940)
                                                           -------      -------
   Group...................................................(15,326)     (10,028)
                                                           =======      =======


LONG-LIVED ASSETS (2)
   Germany.................................................  7,793        8,247
   United States...........................................  7,737        9,131
   Other...................................................    763          760
                                                           -------      -------
   Group................................................... 16,293       18,138
                                                           =======      =======


(1)      Revenues are allocated based on customer location.
(2)      The previous year's comparative value is as of March 31, 2002


5.   LOSS PER ORDINARY SHARE

     The following table shows the calculation of the basic and diluted net loss per common share:

IN THOUSANDS, EXCEPT SHARE AND PER-SHARE DATA                   4/1/ - 6/30/
                                                                ------------
                                                           2002          2001
                                                           ((EURO)IN THOUSANDS)
NUMERATOR
Net loss for the year...............................      (19,179)      (11,237)
                                                       ==========    ==========


DENOMINATOR
Weighted averages of ordinary shares outstanding....   19,870,175    18,754,000
                                                       ==========    ==========

Basic and diluted net loss per ordinary share.......        (0.97)        (0.60)
                                                       ==========    ==========


     Stock options issued have not been considered in calculating the diluted net loss per common share, due to their anti-dilutive effect.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
            OPERATIONS FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2002


You should read the following discussion of our financial condition and results of operations in conjunction with our unaudited consolidated financial statements and the related notes and the other financial information included elsewhere in this Report for the Three Month Period Ended June 30, 2002.

All statements included in this report that are not historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, and other applicable U.S. and German laws, including statements regarding potential future increases in revenues, gross profit, net income, our company's liquidity, and future transactions or projects or milestones. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements and that are beyond our control. There can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in these forward-looking statements as a result of various factors, including, but not limited to, the following: the viability of our business model, risks associated with our company's expansion of operations including the acquisition of, or investment in, other companies, management of growth, international operations, and dependence on key personnel, intense competition, the variability in our operating results from quarter to quarter, technological change, our ability to develop and protect proprietary products and technologies and to enter into collaborative commercial relationships, our future capital requirements, uncertainties as to our ability to enter into or perform transactions with or projects for customers, uncertainties as to the extent of future government regulation of our business, and capital market fluctuations and economic conditions - both generally and those related to the biotechnology industry. As a result, our future development efforts involve a high degree of risk. We refer you to our Annual Report on Form 20-F, dated June 18, 2002 as filed with the Securities and Exchange Commission
(SEC), as well as LION's future filings with the SEC, in which these and other risk factors are discussed. You may obtain our Annual Report on Form 20-F from the SEC's web site at http://www.sec.gov or by contacting the SEC in Washington, D.C.

We expressly disclaim any obligation or undertaking to release publicly any updates, revisions or corrections to any forward-looking statements or historical information presented, whether as a result of new information, change of assumptions or business model, future developments or otherwise.
However, the following applies with respect to our financial targets and expectations (e.g. our outlook as to future revenue, expenses, cash position or earnings) as presented or discussed in this Report under the heading "financial outlook": Unless we release a statement updating or modifying these targets and expectations, this financial outlook may be relied upon as still being our current expectations and targets only through October 6, 2002. Thereafter, our "quiet period" for the second quarter of our 2003 fiscal year begins. We have formalized a "quiet period", beginning 30 days prior to the anticipated public release of our results of operations for each quarter of our financial year (which ends March 31 of each calendar year). During this period, it is our policy not to make any statements concerning its results of operations or developments, and we will not comment on any previously disclosed expectations, targets, financial or business outlook or guidance. During this period, we do not confirm or update, and expressly disclaim any duty to update, any expectations, outlook, targets, projections, estimates or assumptions concerning our results of operations or developments, including those of third parties.

References to "our company" are to LION bioscience Aktiengesellschaft, and references to "we", "us" or "LION" are to LION bioscience Aktiengesellschaft and, unless the context otherwise requires, its subsidiaries. Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). References to "euro" or "(euro)" are to euro, and references to "U.S. dollars", "U.S.$" or "$" are to United States dollars. Our financial year ends on March 31 of each year. References to any financial year or to "FY" refer to the year ended March 31 of the calendar year specified.

OVERVIEW

On January 30, 2002, our company acquired NetGenics Inc., a corporation having its principle place of business in Cleveland, Ohio. We consolidated NetGenics' accounts commencing on January 31, 2002 under the purchase method. NetGenics' operations are included in our consolidated statement of operations for the three months ended June 30, 2002.

We recently initiated a global professional service organization providing expert guidance in design, implementation and ongoing optimization of our IT solutions. Starting with the first quarter of FY 2003, we accordingly show revenue from our professional services as a separate item in our consolidated statement of operations. We have also reclassified revenue amounts for the first quarter of FY 2002 to enable comparisons to the information set forth for our first quarter of FY 2003.

As part of our strategy to focus on our core competencies, our business activities are increasingly centered around our LSI(TM) business rather than our internal drug discovery activities. Our LSI(TM) business is primarily responsible for the development of our IT solutions and products as well as for providing professional services to customers related to these solutions and products. Starting with the first quarter of FY 2003, we accordingly show these and other costs of sales as a separate item in our consolidated statement of operations. We have also reclassified amounts for the first quarter of FY 2002 as costs of sale to enable comparisons to the information set forth for our first quarter of FY 2003.

In previous periods we have granted stock options to our management board and our employees pursuant to our 2000 Stock Option Plan and our 2001 Stock Option Plan. We allocated the expenses of these outstanding stock options, which amounted to (euro) 1.3 million million in the three months ended June 30, 2002 and (euro) 0.8 million in the three months ended June 30, 2001, among our R&D and SG&A expenses as non-cash compensation.

We have identified the following as critical accounting policies to our company due to the estimation processes involved in each of the following: revenue recognition, impairment of goodwill, accounting for income taxes, and accounting for our marketable securities and other financial assets. For a detailed description of these critical accounting policies, we refer you to our Annual Report on Form 20-F, dated June 18, 2002 as filed with the SEC.


REVENUES

Our revenues consist of fees from our licensing activities, our professional services, maintenance and support and from our drug discovery activities. Our licensing revenue derives from licensing fees for our Life Science Informatics, or LSI(TM), products. Revenue from our professional services derives from fees for professional services related to our products and solutions and also includes revenues generated from our collaboration agreements, such as our development agreement with Bayer. Our revenues from maintenance and support consist of fees for support and maintenance provided to customers related to our products. Revenues generated from drug discovery activities comprise fees for our clone-collections and other products from drug discovery. For a description of our revenue recognition policies, we refer you to our Annual Report on Form 20-F, dated June 18, 2002 as filed with the SEC.

Revenues for the three months ended June 30, 2002 decreased by (euro) 1.4 million, or by 16%, to (euro) 7.5 million compared to (euro) 8.9 million in the same period of fiscal year 2002.

During this period, our drug discovery revenues decreased by 37% to (euro) 0.7 million (compared to (euro) 1.1 million in the same period of fiscal year 2002). This decrease is mainly attributable to a shift in focus from fees for drug discovery services activities to own internal drug discovery-research. Revenues generated from product licensing increased to (euro) 3.2 million over the same period (compared to (euro) 3.0 million in the same period of fiscal year 2002). This increase in licensing revenue is mainly attributable to a stable customer demand for our LSI(TM) software products, in particular our SRS integration platform. In addition, existing customers renewed their license agreements for our software products.

Revenues from professional services include primarily the two Bayer collaborations and other collaborations, e.g. Nestle. In the three months ended June 30, 2002 the revenues from professional services decreased by 28% to (euro)
3.2 million as compared to (euro) 4.4 million in the same period of the previous fiscal year. This decrease in Profesional Service revenue is mainly attributable to the deferral of a milestone payment under our development agreement with Bayer, which expanded our collaboration with Bayer into the field of pharmacophore informatics. We did not achieve certain milestone deliverables due the April 1, 2002 under the development agreement. As a result, Bayer was entitled to withhold the corresponding milestone payment. Bayer has agreed to extend the due dates for these and other deliverables under the April 1, 2002 milestone based on a schedule of consecutive due dates, with delivery of a critical set of deliverables due in August 2002 and the final deliverables now due in October 2002.

Revenues from maintenance and support remain stable at (euro) 0.4 million.

Revenues  in Germany  for the three month  period  ended June 30,  2002  reached
(euro) 0.6 million, compared to (euro) 3.0 million in the same period of the previous fiscal year, which represents a 79% decrease mainly due to the failed milestone of the Bayer project, while revenues in the United States for the three month period ended June 30, 2002 increased to (euro) 5.1 million, compared to (euro) 4.2 million in the same period of the previous fiscal year, representing a 21% increase.


COST-OF-SALES

In the three months ended June 30, 2002 cost-of-sales were (euro) 3.3 million, as compared to (euro) 2.7 million in the three months ended June 30, 2001 (+ 24%). This rise primarily results from the launch of LION Hosted Services (LHS) in the second quarter of previous fiscal year.


RESEARCH & DEVELOPMENT EXPENSES

Research & development expenses (without depreciation of property, plant and equipment or amortization of intangible assets) increased in the three months ended June 30, 2002 by 15% to (euro) 11.6 million compared to (euro) 10.1 million in the same period of fiscal year 2002. This increase in R&D expense is primarily attributable to the increased R&D activities, in particular related to an increase in R&D staff of our LSI(TM) activities and increased LSI(TM) product development efforts, as a result of our acquisition of NetGenics.

We have a strong commitment to our R&D activities and expect our R&D expenses to continue to make up a substantial part of our total expenses.

Our R&D expenses in each of the three months ended June 30, 2002 and June 30, 2001 were reduced by the receipt of subsidies and grants from third parties, including the German government. These payments totaled (euro) 0.3 million in the first three months of fiscal year 2002 and (euro) 0.3 million in the same period of fiscal year 2002.


SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling expenses (without depreciation of property, plant and equipment and amortization of intangible assets) increased by 22% to (euro) 3.4 million in the three months ended June 30, 2002, compared to (euro) 2.8 million in the same period of the previous fiscal year. This increase is mainly attributable to the increase of staff within our sales and marketing departments and the further expansion of LION bioscience Inc, our U.S. subsidiary, which is focused on sales and marketing in the United States. In addition, our sales and marketing expenses increased as a result of the selling and distribution activities, which we acquired as part of our acquisition of NetGenics.


General and administrative expenses (without depreciation of property, plant and equipment and amortization of intangible assets) increased by 28% to (euro) 4.1 million in the three months ended June 30, 2002, compared to (euro) 3.2 million in the same period of the previous fiscal year. This increase is mainly attributable to the expansion of our operations and sites in the United States as a result of our acquisitions of NetGenics as well as additional general and administrative expenses for one-time consulting services.

OTHER OPERATING INCOME AND EXPENSES

 Our gains from other operating income and expenses increased to (euro) 0.4 million in the three months ended June 30, 2002 from (euro) 0.2 million in the three months ended June 30, 2001. This increase is primarily attributable to gains from the conversion of revenues and expenses in foreign currencies into euros.


DEPRECIATION AND AMORTIZATION

Our depreciation and amortization expenses increased to (euro) 3.1 million in the three months ended June 30, 2002 compared to (euro) 3.0 million in the three months ended June 30, 2001. This increase is primarily attributable to depreciation of property, plant and equipment during FY 2002 as well as amortization expense of NetGenics' intangible assets. In accordance with SFAS No. 142 our depreciation and amortization expenses do not include any impairment of goodwill resulting from our acquisitions of Trega and NetGenics.


INTEREST INCOME

Our interest income (net) decreased to (euro) 1.1 million in the three months ended June 30, 2002 compared to (euro) 1.9 million in the three months ended June 30, 2001. This decrease mainly results from our lower position of cash, cash equivalents and marketable securities comparing to last fiscal year.


RESULTS FROM MARKETABLE SECURITIES AND OTHER LONG-TERM INVESTMENTS

In the three months ended June 30, 2002 we have recorded a loss of (euro) 1.7 million from marketable securities. In June 2002 we have sold investment funds and debt securities. The proceeds from these sales totaled (euro) 36,7 million in the three months ended June 30, 2002. In connection with these sales we recorded realized losses totaling (euro) 1.7 million in the three months ended June 30, 2002.


NET LOSS

During the three months  ended June 30,  2002,  we incurred a net loss of (euro)
19.2 million. We have recorded as a personnel expense non-cash compensation in the amount of (euro) 1.3 million to cover outstanding stock options granted by our company. During the same period of the previous fiscal year, we incurred an operating loss of (euro) 11.2 million, including a non-cash compensation expense of (euro) 0.8 million for outstanding stock options.


LIQUIDITY, CASH-FLOW AND CAPITAL RESOURCES

We currently fund our operations mainly through our operating cash flow and equity.

During the three months ended June 30, 2002 and the three months ended June 30, 2001, we had net cash inflows of (euro) 18.9 million and net cash outflows of
(euro) 59.9 million, respectively. During the three months ended June 30, 2002 and during the same period of the previous fiscal year, we had net operating cash outflows of (euro) 16.4 million and (euro) 24.1 million respectively. This reduction in the cash used by operating activities has been primarily attributable to one-time effects in the first three months of fiscal year 2002, e.g. cash-outflows for the investment in Gesellschaft fuer Medizinische Datenverarbeitung mbH (GMD) ((euro) 7.0 million) and the payment of consulting fees related to the acquisition of Trega (approx. (euro) 1.8 million).

In the three months ended June 30, 2002, approximately (euro) 35.4 million were provided by investing activities compared to (euro) 35.4 million used in the same period of the previous fiscal year. This cash inflow results from the sale of investment funds and other marketable securities ((euro) 36.7 million). In the comparative period of fiscal year 2002 the company invested (euro) 30.9 million in marketable securities and (euro) 1.8 million on other financial assets. The company's investment in PP&E in the first three months of current fiscal year was approx. (euro) 1.3 million compared to (euro) 2.1 million in the same period of previous fiscal year.

Our cash, cash equivalents and marketable securities amounted to (euro) 104 million at June 30, 2002, compared to (euro) 124 million at March
31, 2002.

INTEREST RATE RISK

For the three months ended June 30, 2002, all of our borrowings were at fixed interest rates only.


LOAN AGREEMENTS

In December 1998, our company entered into a loan agreement with Bayerische Hypo- und Vereinsbank for the financing of research and development activities. Under the loan agreement, we may borrow up to DM 8.9 million ((euro) 4.55 million) through September 30, 2007. At March 31, 2000, our company had fully utilized the facility. The loan principal is due in 16 equal semi-annual payments in the amount of DM 556,250 ((euro) 284,406), which began on March 31, 2000. At June 30, 2002, we had repaid approximately (euro) 1.4 million of the total principal amount borrowed under this facility. We pay interest on the outstanding principal amount at a rate of 4.75% per annum, which is due in quarterly installments.


CAPITAL EXPENDITURES

We had capital expenditures in the first three months ended June 30, 2002 totaling (euro) 1.3 million. Thereof the company invested approximately (euro) 600,000 in new hardware and software.


LION SHARES HELD BY OUR COMPANY AND SUBSCRIPTION RIGHTS OF EXECUTIVE OFFICERS AND EMPLOYEES

Pursuant to ss. 160 I nos. 2 and 5 of the German Stock Corporation Law (AktG) the Company is currently not authorized to hold its own shares. At this time, a total of 1,612,475 stock options have been issued. In the three months ended June 30, 2002, a non-cash compensation expense of (euro) 1.3 million was recorded for stock options issued.

The stock option plans of the Company are variable option plans and have to be accounted for accordingly in the statements of operations. The non-cash compensation expenses are derived from the market value of the options, which is calculated in accordance with FASB 123 on the basis of the Black-Scholes method. Principally, accounting in accordance with APB 25 would have been possible as well. The Company opted for FASB 123. This decision cannot be reversed.

The following table sets forth the number of shares of our company and stock options to purchase shares of our company that were owned directly by members of our company's management and supervisory boards as of June 30, 2002:


                                                Number of Shares           Number of Stock Options
Management Board
----------------

Dr. Friedrich von Bohlen und Halbach (CEO)          2,178,535                        None
Martin Hollenhorst (CFO)                                 None                        None
Dr. Jan Mous (CSO)                                       None                     105,000
Dr. Reinhard Schneider (CIO)                          140,000                      37,100


Supervisory Board
-----------------

Dr. Thomas Schurrle (Chairman)                        142,695                        None
Lorenzo Giulini (Vice Chairman)                       142,695                        None
Jorn Aldag                                               None                        None
Markus Metyas                                            None                        None
Dr. Michael Steiner                                   142,695                        None
Dr. Klaus Tschira                                     142,695                        None


As of April 1, 2002 Martin Hollenhorst was appointed as new chief financial officer. Furthermore the company made no changes to its management and supervisory boards in the first quarter of fiscal year 2003.


EMPLOYEES

Since the beginning of fiscal year 2003, in connection with the focusing on core competencies and integration of the two U.S. acquisitions, Trega Biosciences Inc. and NetGenics Inc., the company has undertaken more adjustments of staffing levels. During the three months ended June 30, 2002, we decreased our headcount by 115 employees, decreasing the total number of employees (full-time equivalent) to 475 as of June 30, 2002, compared to 590 as of March 31, 2002.



RECENT DEVELOPMENTS AND OUTLOOK

We have refined our strategy to focus on our core competencies, in particular in our in our LSI(TM) business, and to respond to demands and opportunities in the life sciences industry. We strive to become the world leader in providing
IT-driven R&D solutions for the life sciences industry. Our solutions aim to improve the efficiency of the research and development processes and to increase R&D productivity of life sciences companies by addressing our customers' needs in data integration, analysis and prediction and decision support. Our solutions are built from a modular integration platform that can be expanded to create a knowledge management and decision support environment tailored to the specific needs of each R&D organization.

We are currently in the process of implementing this transition of our business model and our refined strategy. We expect to launch our new modular integration platform, LION DiscoveryCenter(TM), which combines our state-of-the-art SRS data integration and DiscoveryCenter(TM) data and application integration technologies, in the third quarter of FY 2002. We also expect to introduce two modular solutions during FY 2003 based on this platform. Consistent with our strategy of providing customized solutions based on this modular integration platform, we are streamlining our software product portfolio and IT development activities.

We are also growing our global marketing and sales organization as well as our professional services organization to market, offer and implement this integration platform and these solutions. Our global professional organization customizes and adapts our solutions to the specific needs of the customer's R&D organization and implements these customized solutions on the basis of our integration platform.

As part of our refined strategy, we are currently seeking a collaborator or investor for our internal drug discovery efforts, which we call our iD3(TM). Our efforts in this area have focused on the initial stages of the drug discovery process, from gene identification and target discovery through lead selection and optimization, in particular in the area of nuclear receptor research. By applying our IT solutions to our internal drug discovery activities, we have demonstrated the validity of our IT-driven drug discovery approach. We intend to collaborate with one or more life sciences companies on value-added research projects that would utilize the IT driven drug discovery approach of our iD3(TM) activities. We may contribute the resources, know-how and intellectual property of our iD3(TM) activities to this collaboration. If we are unsuccessful in finding a collaborator or in entering into such a collaboration, we will seek to license or sell the intellectual property created through our internal drug discovery activities.

In addition, we launched a new, expanded version of our industry leading SRS data integration technology, which we call "SRS Evolution". SRS Evolution is a comprehensive data integration package that expands the capabilities and effectiveness of SRS. For example, the SRS Relational module that is part of SRS Evolution enables customers to expand the integration capabilities of SRS by integrating ORACLE(TM) and MySQL(TM) relational databases.

We did not achieve certain milestone deliverables due April 1, 2002 under our development agreement with Bayer. As a result, we agreed with Bayer to defer payment of the corresponding milestone payment. Bayer has agreed to extend the due dates for these and other deliverables under the April 1, 2002 milestone based on a schedule of consecutive due dates, with delivery of a critical set of deliverables due in August 2002 and the final deliverables now due in October 2002. If we do not make satisfactory progress in achieving the deliverables when due, Bayer may terminate the development agreement, which would result in the non-payment of deferred milestone payment as well as future milestone payments and other fees under the agreement. The failure to receive these milestone payments or the termination of our development agreement with Bayer would have a material adverse effect on our business.

In June 2002, the U.S. National Institute of Standards and Technology (NIST) awarded a five-year, $11.7 million Advanced Technology Program (ATP) grant to our U.S. subsidiary, LION bioscience Inc., and to Paradigm Genetics, which the companies have accepted. The federal funding is designed to support the development of a Target Assessment Technologies Suite (TATS) by us and Paradigm. Both companies will participate equally in the grant. The grant is a matching program, which means that we must match the funds we receive under this grant to support our R&D efforts with corresponding R&D expenditures. As a result, we expect the aggregate amount of third party subsidies and grants received by us for our R&D efforts to significantly exceed the level of those recorded in prior fiscal years.

However, as we have previously stated, we expect to incur significant operating losses during the current fiscal year due to increasing research and development expenditures, the expansion of our worldwide distribution and marketing activities,  and  our  integration  of  Netgenics.  We  are in  the  process  of
implementing   further  cost  control   programs.   We  continue  our  focus  on
streamlining internal processes and reducing our general and administrative expenses.

Pursuant to Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", we may not amortize goodwill and certain intangible assets with an indefinite useful life created by business combinations accounted for using the purchase method of accounting. In lieu of amortization, we are required to perform an impairment review of our goodwill during each financial year and at other times during the financial year when indicators of impairment exist. We have adopted this statement effective April 1, 2001 and have not amortized the goodwill created by our acquisitions of Trega and NetGenics. As of June 30, 2002, we have recorded goodwill in the aggregate amount of (euro) 58.7 million. We assess the impairment of this goodwill whenever events or changes in circumstances indicate that this carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include a significant decline in our share price for a sustained period, our market capitalization relative to our net book value, a significant underperformance by us relative to expected historical or projected future operating results, significant changes in the manner of our use of the acquired assets or the strategy for our overall business, and significant negative industry or economic trends. We have to determine whether the decline in fair value is other-than-temporary. The SEC staff has indicated that a decline in the value of an asset for a period longer than six months would be indicative of a permanent or other-than-temporary decline in the value of that asset. During that period we will not write-down its reported goodwill. In the event these impairment indicators will not change within the three months following the end of the first quarter of FY 2003, we expect to amortize the goodwill at the end of the second quarter of FY 2003.

We classify our investments in securities as "marketable securities" and "other long-term investments". Our other long-term investments comprise investments in privately-held companies, in particular investments in our strategic alliance partners, that we intend to hold as a long-term investment. We accounted for these investments using the cost method of accounting. Our other long-term investments are in companies whose shares are not publicly traded, and, therefore, there is no established market for their securities. We have a policy in place to review the fair value of these investments on a regular basis to evaluate the carrying value of the investments in these companies. For a description of this policy, we refer you to our Annual Report on Form 20-F, dated June 18, 2002 as filed with the SEC. If we believe that the carrying value of a company is carried at an amount in excess of fair value, it is our policy to record a reserve and the related write-down is recorded as an investment loss on our consolidated statement of operations. We expect to review our investment in GeneProt Inc. again in connection with the preparation of our results of operations for the second quarter of FY 2003.

Juergen Dormann was elected to our company's supervisory board at our annual shareholders' meeting held on July 19, 2002. The supervisory board members also elected him as their Chairman. Mr. Dormann is currently the Chairman of the Supervisory Board of Aventis and the Chairman of the Board of Directors of ABB Ltd., Zurich. At the same time Mr. Lorenzo Giulini retired.

On July 1, 2002, Dr. Daniel Keesman, who previous served as our company's Executive Vice President of Global Business was promoted to our company's Chief Business Officer and a member of our company's management board, responsible for our global sales and marketing activities and professional services.

FINANCIAL OUTLOOK

We continue to expect moderate revenue growth for the full FY 2003. Achieving this target will depend on a number of factors, including in particular an overall economic recovery of the life science industry and a corresponding increase in R&D spending for IT products and solutions, our achievement of the deferred and other future milestones under our customer projects, the successful release of our new integration platform, LION DiscoveryCenter(TM), during the third quarter of FY 2003 and of two modular solutions based on this platform during FY 2003. We continue to expect to reach break-even in the fourth quarter of FY 2004. Achieving this target will be dependent upon stronger revenue growth in FY 2004 with a disproportionately lower increase in our expenditures for research and development, sales and marketing and general and administrative expenses.